UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                February 02, 2010

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL TO RELEASE FOURTH QUARTER AND FULL YEAR 2009 RESULTS ON TUESDAY
FEBRUARY 9, 2010


LEIDEN, THE NETHERLANDS (FEBRUARY 2, 2010) - Dutch biopharmaceutical company Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announced that it will release its financial results for the fourth quarter and the full year 2009 on Tuesday February 9, 2010 at 07:45 Central European Time (CET).

At 14:00 Central European Time (CET), Crucell's management will conduct a conference call, which will also be webcast. To participate in the conference call, please call one of the following telephone numbers 15 minutes prior to the event:

                          +44 203 003 2666 for the UK;
                         +1 646 843 4608 for the US; and
                       +3120 794 8426 for the Netherlands

Following a presentation of the results, the lines will be opened for a question and answer session.

The live audio webcast can be accessed via the homepage of Crucell's website at www.crucell.com and will be archived and available for replay following the event.

ABOUT CRUCELL
Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6(R) production technology. The Company licenses its PER.C6(R) technology and other technologies to the biopharmaceutical industry. Important partners and licensees include Johnson & Johnson, DSM Biologics, sanofi-aventis, Novartis, Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with subsidiaries in Argentina, China, Italy, Korea, Spain, Sweden, Switzerland, UK and the USA. The Company employs over 1200 people. For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 22, 2009, in the section entitled 'Risk Factors'. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).

FINANCIAL CALENDAR
11 May 2010                       Q1 Results 2010
4 June 2010                       Annual General Meeting of Shareholders
17 August 2010                    Q2 Results 2010
9 November 2010                   Q3 Results 2010
15 February 2011                  Q4 Results 2010

FOR FURTHER INFORMATION PLEASE CONTACT:

Crucell N.V.
Oya Yavuz
Vice President
Corporate Communications & Investor Relations
Tel. +31-(0)71-519 7064 ir@crucell.com www.crucell.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

   February 02, 2010                                /s/ OYA YAVUZ
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        (Date)                                      Oya Yavuz
                                          Director of Investor Relations